NEW YORK LIFE INVESTMENTS FUNDS
NEW YORK LIFE INVESTMENTS FUNDS TRUST
NEW YORK LIFE INVESTMENTS VP FUNDS TRUST

51 Madison Avenue
New York, NY 10010

May 29, 2025

VIA EDGAR

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  New York Life Investments Funds (File Nos. 811-04550 and 033-02610)
New York Life Investments Funds Trust (File Nos. 811-22321 and 333-160918) and
New York Life Investments VP Funds Trust (File Nos. 811-03833-01 and 002-86082)
(each, a “Registrant” and together, the “Registrants”)

Dear Ms. Miller:

This letter responds to comments you provided telephonically on April 11, 2025, with respect to various filings of the Registrants, in connection with your review of certain filings and other materials pursuant to the Sarbanes-Oxley Act of 2002.
Your comments and the Registrants’ responses are provided below.

Comments for NYLI VP PIMCO Real Return Portfolio Only

Comment 1: Please update Note 2 to the Financial Statements to include required information on collateral posted per FASB 860-30-50-7.

Response: The Registrant notes that the collateral information is provided in the “Borrowings and other financing transactions summary” table in Note 2 to the Financial Statements.

Comment 2: The Portfolio provides a list of open OTC total return swaps; however it is not clear if the Portfolio is paying or receiving the floating rate. Please update footnotes to clarify.

Response: The Registrant will make this update during the next reporting cycle.

Comment 3: Please explain why the amounts for sales/purchases of long-term investments in the Statement of Cash Flows do not tie to the amounts listed in Note 8 to the Financial Statements.

Response: The Registrant notes that the numbers in the footnotes are rounded to the thousands. When the U.S. Government and the Other than U.S. Government numbers are combined, they tie to the Statement of Cash Flows.

Comment 4: The Staff did not see any securities tagged on the Schedule of Investments in connection with any sale/buyback transactions. Please explain.

Response: Per Reg S-X 4-08(b), collateral pledged in connection with sale/buyback transactions should be designated/tick marked within the Schedule of Investments. Accordingly, the Registrant will include a tick mark going forward.

Comment 5: Please indicate how many days the Portfolio had borrowings outstanding in connection with any sale/buyback transactions. Please explain how this factors into the average borrowings calculation.

Response: The Registrant calculates the average borrowings by using the average outstanding borrowings divided by 366 days in the year. The calculation does not factor in the number of days the sale/buyback is held.

Comment 6: The Portfolio appears to engage in a significant number of sale/buyback transactions. Please explain how such transactions are addressed in the Principal Risks and Principal Investment Strategies sections of the Prospectus.

Response: The Registrant notes that sale/buyback transactions are addressed in both the principal investment strategies and principal risks sections of the Prospectus.

Comment 7: Please explain why this Portfolio (which holds derivatives) did not discuss offsetting disclosures in the Notes to the Financial Statements per FASB 210-20-50-3.

Response: The Registrant’s policy is only to disclose the offsetting tables (FASB 210-20-50-3) when exposure to derivatives where we have the legal right to offset is greater than 1% of net assets.

Comment 8: Please explain why the balance for Securities Sold/Purchased in the Statement of Assets and Liabilities is greater than what is shown in Note 8 to the Financial Statements.

Response: The Registrant notes that the amounts in Note 8 are rounded to the nearest thousand.

Comments for Other Funds or Portfolios

Comment 9: Form N-CEN indicates that the NYLI VP MacKay Strategic Bond Portfolio, NYLI MacKay Strategic Bond Fund and others are exempt from Rule 18f-4. However, these Portfolios appear to have derivative exposure in excess of 10% of net assets. Please explain how these funds are limited users of derivatives.

Response: The Registrant notes that both the NYLI VP MacKay Strategic Bond Portfolio and NYLI MacKay Strategic Bond Fund are not limited users of derivatives and will be identified as such in future N-CEN filings.

Comment 10:  The NYLI CBRE Global Infrastructure Fund paid distributions constituting returns of capital. However, this was not indicated in Form N-CEN Item B.23. Please explain supplementally why this wasn’t indicated in Form N-CEN and on a 19a notice.

Response: The Registrant did not estimate that the Fund’s distributions for the reporting period of May 1, 2024 to October 31, 2024 were comprised of any return of capital, and the disclosure in the notes included in the semi-annual report pertained to the fiscal year ended April 30, 2024.

Comment 11: For the NYLI Candriam Emerging Markets Equity Fund, NYLI MacKay High Yield Corporate Bond Fund and NYLI VP MacKay High Yield Corporate Bond Fund, the lead-in paragraph to the performance chart assumes a $15,000 minimum initial investment, however the performance chart must start at $10,000 per Item 27A(c)(2) to Form N-1A.

Response: The Registrant notes that Instruction 1(d) to Item 27A(d)(2) requires a fund to use a larger amount than $10,000 if the fund’s investment minimum is greater than $10,000, which is the case for the relevant classes of these Funds.

Comment 12: Please ensure that the following statement is formatted in bold type as required by Form N-1A Item 27A(b)(5) – “This report describes changes to the Fund that occurred during the reporting period.”

Response: The Registrant will make this change going forward.

Comment 13: Please explain why the graph of portfolio holdings does not equal 100%.

Response: The Registrant notes that the graph of portfolio holdings illustrates the top 10 holdings.

Comment 14: Please explain why the NYLI MacKay High Yield Corporate Bond Fund did not include unfunded commitments in the fair value table per FASB 820-10-50-2b.

Response: The Registrant believed that the amount of the unfunded position was immaterial to the Fund, so the Registrant elected not to disclose this in the fair value table. The Registrant will consider disclosing all unfunded positions regardless of materiality in the future.

Comment 15: The NYLI MacKay High Yield Corporate Bond Fund listed the American Rock Salt LLC First Lien First Out Term Loan (“ARS Loan”) as a Level 3 security in Form N-PORT but not in the Financial Statements. Please explain the difference between the two reports.

Response: The Registrant notes that the investment adviser to the Fund initially deemed the ARS Loan to be a Level 3 investment. After further research and discussions with the portfolio management team for the Fund, the investment adviser determined that it would be appropriate to change the designation to Level 2. The Registrant correctly reflected this update in the financial statements, and will be reflected in future N-PORT filings.

Comment 16:  For NYLI MacKay High Yield Corporate Bond Fund and NYLI MacKay Strategic Bond Fund, please confirm that the following Fund holdings are not restricted securities:

Petro Quest
Briggs and Stratton
Keystone Tower Pass Through

Response: The Registrant notes that Briggs and Stratton is a restricted security and will be identified as such going forward. PetroQuest and KeyStone Tower are not restricted securities.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at 201-744-3598 or Thomas Humbert at 973-610-0124.

Very truly yours,
/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary